Exhibit 99.1

SPROTT PHYSICAL GOLD & SILVER TRUST

Amendment No. 1 to the Amended and Restated

Sales Agreement

April 6, 2023

Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

Virtu Americas LLC

1633 Broadway

New York, NY 10019

Virtu Canada Corp.

222 Bay Street

Suite 2600, P.O. Box 33

Toronto, ON M5K 1B7

Ladies and Gentlemen:

Reference is made to the Amended and Restated Sales Agreement, dated November 2, 2020, including the Schedules thereto (the “Sales Agreement”), by and among Sprott Physical Gold & Silver Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”), Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), and Cantor Fitzgerald & Co., Virtu Americas LLC and Virtu Canada Corp. (the “Agents”), pursuant to which the Company agreed to sell through the Agents, as sales agents, units of the Trust. All capitalized terms used in this Amendment No. 1 to the Sales Agreement (this “Amendment”) among the Trust, the Manager, and the Agents and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement. The Trust, the Manager, and the Agents agree as follows:

A.            Amendments to Sales Agreement. On the date hereof (the “Amendment Date”), the Sales Agreement is amended as follows:

1.            In the fourth paragraph of Section 1, the reference to “(File No. 333-229639)” shall be changed to “(File No. 333-271163).”

2.            References to “date of this Agreement” shall mean April 6, 2023.

B.            Canadian Base Prospectus. The parties hereto acknowledge that any reference to the Canadian Base Prospectus in the Sales Agreement shall refer to the final short form base shelf prospectus dated April 6, 2023, or any subsequent final short form base shelf prospectus, filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures.

C.            Shelf Securities. The parties hereto acknowledge that any reference to Shelf Securities in the Sales Agreement shall refer to the Units qualified by the Canadian Base Prospectus.

D.            Notwithstanding anything to the contrary contained herein, this Amendment shall not have any effect on the terms of the Sales Agreement prior to date of this Amendment, and the rights and obligations of the parties thereunder, including, without limitation, the representations, warranties and agreements (including the indemnification and contribution provisions), as well as the definitions of “Registration Statement,” “Base Prospectus,” “and “Prospectus,” contained in the Sales Agreement.

E.             No Other Amendments. Except as set forth herein, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

F.             Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or electronic transmission of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

G.            Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding among us, please so indicate in the space provided below for that purpose.

Very truly yours,

SPROTT PHYSICAL Gold & Silver TRUST

By its manager, Sprott Asset Management LP

By its general partner, Sprott Asset Management GP Inc.

By:	(Signed) “John Ciampaglia”
Name: John Ciampaglia
Title: Chief Executive Officer

SPROTT ASSET MANAGEMENT LP

By its general partner, Sprott Asset Management GP Inc.

By:	(Signed) “John Ciampaglia”
Name: John Ciampaglia
Title: Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	(Signed) “Sameer Vasudev”
Name: Sameer Vasudev
Title: Managing Director

VIRTU AMERICAS LLC

By:	(Signed) “Joshua Feldman”
	Name:	Joshua Feldman
	Title:	Managing Director

VIRTU CANADA CORP.

By:	(Signed) “Ian Williams”
	Name:	Ian Williams
	Title:	Chief Executive Officer